Exhibit 99.2

Materialise NV

Technologielaan 15

3001 Leuven

Enterprise number: 0441.131.254

RPR/RPM Leuven

(the "Company" or “we”)

MANAGEMENT REPORT

TO THE ANNUAL GENERAL MEETING

TO BE HELD ON 3 JUNE 2025

Ladies and Gentlemen,

In accordance with the requirements laid down by law and the articles of association of the Company, the board of directors of the Company is pleased to report to you about the activities of the Company and its subsidiaries (the "Group") for the financial year starting on January 1, 2024 and ending on December 31, 2024, and to present to you both the statutory annual accounts as well as the consolidated annual accounts as at December 31, 2024. This report has been prepared in accordance with articles 3:5 and 3:32 of the Belgian Code of Companies and Associations. For additional information, please refer to our annual report on Form 20-F, which has been filed with the SEC and is available on our website.

1.	Analysis of the operating results on a consolidated basis

On a consolidated basis, the results of our operations, as derived from our consolidated annual accounts prepared in accordance with IFRS as issued by IASB and adopted by the European Union, can be summarized as follows:

Comparison of the Years Ended December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023	% Change

	(in thousands of €)		(%)
Revenue	266.765	256,127	4,2%
Cost of sales	(115.940)	(110,996)	4,5%
Gross profit	150.826	145,131	3,9%

Research and development expenses	(44.400)	(38,098)	16,5%
Sales and marketing expenses	(61.620)	(57,822)	6,6%
General and administrative expenses	(39.597)	(37,068)	6,8%
Net other operating income (expenses)	4.223	(6,524)
Operating (loss) profit	9.432	5,619

Financial expenses	(2.969)	(3,865)
Financial income	7.677	5,019
(Loss) profit before taxes	14.139	6,772

Income taxes	(733)	(78)
Net (loss) profit for the year	13.406	6,695

Comparison for the Years Ended December 31, 2024 and 2023 by Segment

	Materialise Medical	Materialise Software	Materialise Manufacturing	Total Segments	Unallocated (1)	Consolidated
	(in thousands of €, except percentages)
For the year ended December 31, 2024
Revenues	116.358	43.899	106.508	266.765		266.765
Segment Adjusted EBITDA	35.562	5.562	1.660	42.784	(11.300)	31.484
Segment Adjusted EBITDA %	30,6%	12,7%	1,6%	16,0%		11,8%

For the year ended December 31, 2023
Revenues	101,376	44,442	110,310	256,127		256,127
Segment Adjusted EBITDA	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	26.2%	16.8%	6.8%	16.2%		12.3%

(1) Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition related expenses of business combinations, impairments and fair value of business combinations that are included in Adjusted EBITDA.

Comparison for the Years Ended December 31, 2024 and 2023

	Year ended December 31,
In 000€	2024	2023
Assets
Non-current assets	205,823	190,166
Current assets	190,513	206,465
Total assets	396,336	396,630

Equity and liabilities
Equity attributable to the owners of the parent	248,578	236,646
Non-controlling interest	(86)	(53)
Equity	248,492	236,594
Non-current liabilities	45,666	55,086
Current liabilities	102,178	104,950
Total equity and liabilities	396,336	396,630

Analysis

Revenue. Revenue increased by € 10.6 million, or 4.0%, to € 266.8 million in the year ended December 31, 2024, from € 256.1 million in the year ended December 31, 2023.

Revenue from our Materialise Medical segment increased € 15.0 million, or 14.8%, from € 101.4 million in the year ended December 31, 2023, to € 116.4 million in the year ended December 31, 2024. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 1.7 million, or 6.3%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 85.0% of all medical software revenues in the year ended December 31, 2024, compared to 87.2% in the year ended December 31, 2023. Our non-recurrent revenue from perpetual licenses and services increased by 13.0% to € 4.6 million in the year ended December 31, 2024, compared to € 4.1 million in the year ended December 31, 2023. Deferred revenue from license and maintenance fees amounted to € 1.8 million in the year ended December 31, 2024, compared to € 0.7 million in the year ended December 31, 2023. Revenues from medical devices and services grew by € 12.2 million, or 17.5%, in the year ended December 31, 2024, driven by growth in all of our sales channels across our different core markets. As of December 31, 2024, our Materialise Medical segment operated 51 3D printers, as compared to 50 as of December 31, 2023.

Revenue from our Materialise Software segment decreased € 0.5 million, or 1.2%, from € 44.4 million in the year ended December 31, 2023, to € 43.9 million in the year ended December 31, 2024. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 2.7 million, or 9.1%, in the year ended December 31, 2024. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 3.2 million, or 21.9%, in the year ended December 31, 2024. Deferred revenue from license and maintenance fees amounted to € 0.6 million in the year ended December 31, 2024, compared to € 0.8 million in the year ended December 31, 2023.

Revenue from our Materialise Manufacturing segment decreased € 3.8 million, or 3.4%, from € 110.3 million in the year ended December 31, 2023, to € 106.5 million in the year ended December 31, 2024. Materialise Manufacturing operated 155 3D printers, 39 CNC machines and 5 vacuum casting machines as of December 31, 2024, compared to 157 3D printers, 28 CNC machines and 5 vacuum casting machines as of December 31, 2023, respectively.

Gross profit. Gross profit increased € 5.7 million from € 145.1 million in the year ended December 31, 2023, to € 150.8 million in the year ended December 31, 2024, mainly driven by increased total revenue, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 56.5% in the year ended December 31, 2024, compared to 56.7% in the year ended December 31, 2023.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses. R&D, S&M and G&A expenses increased, in the aggregate, to € 145.6 million in the year ended December 31, 2024, compared to € 133.0 million in the year ended December 31, 2023. R&D expenses increased from € 38.1 million to € 44.4 million, or 16.5%. S&M expenses increased from € 57.8 million to € 61.6 million, or 6.6%. G&A expenses increased from € 37.1 million to € 39.6 million, or 6.8%.

Net other operating income. Net other operating income increased to a positive € 4.2 million, in the year ended December 31, 2024, compared to a net expense of € 6.5 million in the year ended December 31, 2023. The main drivers of this increase were withholding tax exemptions of € 3.4 million, grants received of € 1.5 million, and R&D tax credits of € 1.2 million. These gains were partially offset by amortization expenses of acquired intangible assets, which represented an expense of € 3.3 million for the year ended December 31, 2024. For the year ended December 31, 2023, the net operating expenses included an arbitration settlement of € 5.2 million, an impairment loss related to intangible assets and goodwill of € 4.2 million, and amortization expenses of acquired intangible assets of € 4.0 million .

Net financial income (financial income and financial expense). Net financial income was € 4.7 million in the year ended December 31, 2024, compared to a net income of € 1.2 million in the year ended December 31, 2023. In 2024, the net positive result was mainly due to increased foreign exchange gains and decreased interest expense on our loans and borrowings.

Income taxes. Income taxes in the year ended December 31, 2024, resulted in an expense of € 0.7 million, which was a combination of deferred tax benefits amounting to € 1.1 million and current income tax expenses of € 1.9 million.

Net profit/loss. As a result of the factors described above, net profit amounted to € 13.4 million in the year ended December 31, 2024, compared to a net profit of € 6.7 million in the year ended December 31, 2023.

EBIT and EBITDA. As a result of the factors described above, our consolidated EBIT was € 9.4 million in the year ended December 31, 2024, compared to € 5.6 million in the year ended December 31, 2023, an increase of € 3.8 million. Our consolidated EBITDA was € 31.2 million in the year ended December 31, 2024, compared to € 27.1 million in the year ended December 31, 2023, an increase of € 4.0 million. During 2024, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. In 2024, revenue increased by 4.2%. Our 2024 EBIT and EBITDA included expenses of € 0.3 million from share-based compensation expenses and acquisition-related expenses. These expenses were not reflected in our Adjusted EBIT and Adjusted EBITDA. Our consolidated Adjusted EBIT was € 9.7 million in the year ended December 31, 2024, compared to € 9.9 million in the year ended December 31, 2023, a decrease of € 0.1 million. Our consolidated Adjusted EBITDA was € 31.5 million in the year ended December 31, 2024, compared to € 31.4 million in the year ended December 31, 2023, an increase of € 0.1 million.

Our Materialise Medical segment’s Adjusted EBITDA amounted to € 35.6 million in the year ended December 31, 2024, compared to € 26.5 million in the year ended December 31, 2023. The segment’s Adjusted EBITDA margin (the segment’s Adjusted EBITDA divided by the segment’s revenue) increased to 30.6% in the year ended December 31, 2024, from 26.2% in the year ended December 31, 2023. The increase in the segment’s Adjusted EBITDA margin was as a result of increased revenues while keeping costs under control.

Our Materialise Software segment’s Adjusted EBITDA was € 5.5 million in the year ended December 31, 2024, compared to € 7.5 million in the year ended December 31, 2023. This segment’s Adjusted EBITDA margin decreased to 12.7% in the year ended December 31, 2024, from 16.8% for the year ended December 31, 2023. The decrease in the segment’s Adjusted EBITDA margin was the result further investing in R&D expenses and the transition to a cloud and subscription-based business model.

Our Materialise Manufacturing segment’s Adjusted EBITDA amounts to € 1.7 million in the year ended December 31, 2024, from € 7.5 million in the year ended December 31, 2023. The Adjusted EBITDA margin of this segment decreased to 1.6% in the year ended December 31, 2024, from 6.8% in the year ended December 31, 2023, as a result of less favorable market conditions and continued investments in our growth business lines.

The total balance sheet amounted to € 396.3 million in the year ended December 31, 2024, compared to € 396.6 million in the year ended December 31, 2023.

Non-current assets increased € 15.7 million to € 205.8 million in the year ended December 31, 2024. Our goodwill increased by € 0.2 million. Our intangible assets, property, plant & equipment and right-of-use assets increased by € 14.1 million to € 149.0 million. Our other non-current assets amount to € 5.9 million.

Our cash and cash equivalents decreased with € 25.3 million to € 102.3 million per December 31, 2024.

Our loans & borrowings decreased € 22.9 million to € 33.6 million per December 31, 2024. Of the total debt, € 10.4 million is short term.

Total equity per December 31, 2024 amounts to € 248.5 million compared to € 236.6 million last year.

2.	Analysis of the operating results at the level of the company

At the level of the Company, the results of our operations, as derived from our statutory annual accounts prepared in accordance with Belgian GAAP, can be summarized as follows:

Comparison of the Years Ended December 31, 2024 and 2023

	Year Ended December 31,
	2024	2023	% Change

	(in thousands of €)		(%)
Operating income	207.793	192.842	7,8%
70 Turnover	180.552	162.690	11,0%
71 Stocks of finished goods and WIP increase	60	556	-89,2%
72 Own work capitalized	21.365	23.213	-8,0%
74 Other operating income	5.815	5.924	-1,8%
76 Non-recurring operating income	0	459	-100,0%

Operating charges	201.627	188.291	7,1%
60 Raw materials-consumables	43.052	37.657	14,3%
61 Services and other goods	64.980	57.137	13,7%
62 Remuneration, social security and pensions	62.109	55.375	12,2%
63 Depreciations and other amounts written off	30.258	32.377	-6,5%
64 Other operating charges	523	5.740	-90,9%
66 Non-recurring operating charges	705	6	11643,3%

Operating profit (loss)	6.166	4.551	35,5%

Financial income	29.778	10.782
Financial charges	23.127	11.568
Gain (loss) on ordinary activities before taxes	12.817	3.765

Transfer from deferred taxes and tax free reserves	1	1
Taxes on result	195	207
Net profit	12.623	3.559

	Year Ended December 31,
	2024	2023
	(in thousands of €)
Assets	375.491	375.993
Formation expenses	1.380	2.355
Fixed assets	177.979	169.413
Current assets	196.132	204.225

Equity and Liabilities	375.491	375.994
Equity	248.596	235.975
Provisions and deferred taxes	432	483
Amounts payable	126.463	139.536

Analysis

The evolution of the operations of the Company is in line with the operations of the Group. Reference is made to Section 1 of this report in this respect.

Operating income was € 207.8 million in the year ended December 31, 2024 compared to € 192.8 million in the year ended December 31, 2023, an increase of € 15.0 million, or 7.8%.

Operating charges amounted to € 201.6 million in the year ended December 31, 2024, compared to € 188.3 million in the year ended December 31, 2023. This increase of 7.1% was mainly due to:

-	higher purchases of raw materials & consumables of € 5.4 million;

-	higher purchases of services & other goods of € 7.8 million;

-	a remuneration cost increase of € 6.7 million or 12.2%;

-	depreciation and provisions decreased € 2.1 million to € 30.3 million and includes 100% depreciation of development expenses of € 20.7 million that were activated in 2024, allowing the company to keep benefiting from tax credits.

As a result, the operating result in 2024 amounted to € 6.2 million, compared to € 4.6 million in 2023.

Financial income amounted to € 29.8 million in 2024, compared to € 10.8 million in 2023 and included dividends of € 14.0 million received from subsidiaries.

Financial charges amounted to € 23.1 million in the year ended December 31, 2024, compared to € 11.6 million in the year ended December 31, 2023.

In 2024 there is a net profit of € 12.6 million, compared to a net profit of € 3.6 million last year.

The total balance sheet amounted to € 375.5 million in the year ended December 31, 2024, compared to € 376.0 million in the year ended December 31, 2023.

Fixed assets net book value increased € 8.6 million to € 178.0 million in the year ended December 31, 2024.

Our other long term receivables of € 9.2 million per December 31, 2024 included a convertible loan to Fluidda NV of € 4.0 million.

Our cash at bank decreased € 27.6 million to € 82.0 million per December 31, 2024.

Our financial debt decreased € 20.7 million to € 32.4 million per December 31, 2024 of which € 9.3 million is related to short term debt.

Total equity per December 31, 2024 amounts to € 248.6 million compared to € 236.0 million last year. This increase is the result of the incorporation of the net result of the year of € 12.6 million.

Based on the positive operating result of the year, we maintain our valuation rules in the company based on going concern. Such presumption is justified by the Company’s strong equity position of € 248.6 million per December 31, 2024 and the outcome of the sensitivity testing that we have performed on our projected income statements and bank covenants.

Appropriation of profit

The net profit for 2024, to be appropriated, amounted to € 12,622,885.

Together with the loss carried forward from previous financial years € 8,776,848, we propose the total amount to be appropriated of € 3,653,735 to be carried forward in its entirety after adding € 192,302 to legal reserves.

3.	Structure and development of the group

As of today Materialise NV has the following (direct and indirect) subsidiaries:

Name	Jurisdiction of Incorporation	Comments
Materialise SAS	France
Materialise GmbH	Germany
Materialise Japan K.K.	Japan
Materialise s.r.o.	The Czech Republic
Materialise USA, LLC	United States
OBL SAS	France
Materialise Austria GmbH	Austria
MATERIALISE SDN. BHD	Malaysia
Materialise Ukraine LLC	Ukraine
RapidFit NV	Belgium
Materialise SA	Poland
Meridian Technique Limited	United Kingdom
Materialise Netherlands BV	The Netherlands	Materialise Netherlands BV was incorporated on the 8th of January 2025
Materialise Colombia SAS	Colombia
Materialise Motion NV	Belgium
Materialise Shanghai Co. Ltd	China
Materialise Australia PTY Ltd	Australia
Materialise S.R.L.	Italy
ACTech Holding GmbH	Germany
ACTech GmbH	Germany
ACTech North America Inc.	United States
Engimplan Engenharia de Implante Industria E Comércio Ltda	Brazil
Engimplan Holding Ltda	Brazil
Materialise Limited	South Korea
Tianjin Zhenyuan Materialise Medical Technology Ltd	China
FEops NV	Belgium
Orthoview Holdings Limited	United Kingdom	The dissolution (or strike-off) process ended the 18th of March 2025.

*Materialise also has representative offices in Spain and Hungary.

On July 18, 2024, Materialise NV acquired FEops NV, a Belgian company that develops AI-driven simulation technology to improve procedure efficiency and clinical outcomes for structural heart interventions. We expect the acquisition will allow us to expand our cardiovascular solutions with predictive simulation capabilities, advancing the personalized treatment of patients with heart diseases.

4.	Material events since the end of the financial year

No material events.

5.	Risks and uncertainties

The risks and uncertainties with which both the Group and the Company are faced, can be summarized as follows. For a more detailed explanation of these risks, please refer to the 20-F related to fiscal year 2024. However, other than those risks and uncertainties, we are not aware of any circumstances that are likely to have a material influence on the development of the Company.

Risks Relating to Our Business

• We may not be able to maintain or increase the market share or reputation of our software and other products and services that they need to remain or become a market standard.

•We may not be successful in continuing to enhance and adapt our software, products and services in line with developments in market technologies and demands.

• The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

• Existing and increased competition may reduce our revenue and profits.

• We rely on collaborations with users of our additive manufacturing and related solutions to be present in certain large-scale markets and, indirectly, to expand into potentially high-growth specialty markets. Our inability to continue to develop or maintain these relationships in the future could harm our ability to remain competitive in existing markets and expand into other markets.

• Our revenue and results of operations may fluctuate.

• Inflation has had and may continue to have an adverse effect on our results.

• Demand for additive manufacturing generally and our additive manufacturing software solutions, products and services in particular may not increase adequately, or at all.

• We are dependent upon sales to certain industries.

• If our relationships with suppliers, including with limited source suppliers of consumables, were to terminate or our manufacturing arrangements were to be disrupted, our business could be adversely affected.

• The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing and deploying a cloud-based platform to offer our software.

• We may not be able to successfully adapt our software offering to the changing needs of the additive manufacturing market.

• We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.

• We may need to raise additional capital from time to time in order to meet our growth strategy and may be unable to do so on attractive terms, or at all.

• As a result of the armed conflict in Ukraine, our supporting operations in Kyiv are expected to continue to be subject to continuous reorganization, uncertainty and instability.

• Our international operations pose currency risks, which may adversely affect our results of operations and net income.

• Our international operations subject us to various risks, including risks related to potential political instability and regulatory and policy changes and uncertainty in the United States and our failure to manage these risks could adversely affect our results of operations.

• We may engage in acquisitions or investments that could disrupt our business, cause dilution to our shareholders and harm our financial condition and results of operations.

• We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenue.

• Failure to comply with applicable anti-corruption and trade sanctions legislation could result in fines, criminal penalties and an adverse effect on our business.

• Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.

• We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

• A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.

• If our service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.

• Our failure to adequately address current and emerging sustainability risks, including environmental, social and governance (ESG) matters, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Materialise Medical Segment and Regulatory Environment

• Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

• Our Materialise Medical segment’s 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the U.S. Quality System Regulation, which is costly and could subject us to enforcement action.

Risks Related to Our Intellectual Property

• If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

Risks Related to the American Depositary Shares (ADSs)

• We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors.

6.	Research and development

We have an ongoing research and development program to improve and expand the capabilities of our existing technology portfolio, which reflects our continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering.

We have a long history of research and development through collaborations, which augment our internal development efforts. As of December 31, 2024, we were active in approximately 20 government funded research projects and we also employed multiple researchers with a publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2024, we had more than 50 active research and development projects in various stages of completion and approximately 512 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

We also regularly apply for research and development grants and subsidies under, among other, European, Belgian, British, French and German, grant rules. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (VLAIO, or Vlaams Agentschap Innoveren en Ondernemen), the European Union (FP7 and H2020 framework programs) and BMBF, the German Federal Ministry of Education and Research.

We expect to continue to invest significantly in research and development in the future.

7.	Financial instruments

The Company has used interest rate and foreign currency swaps as financial instruments in the course of the financial period. More detailed information is included in note 20 of our annual report on Form 20-F.

8.	Miscellaneous

8.1	Internal audit and risk management

Our management, including our Chief Executive Officer and our Chief Financial Officer, concluded as of December 31, 2024, that our disclosure controls and procedures were not effective due to material weaknesses in our internal control over financial reporting.

Notwithstanding any identified material weaknesses and management’s assessment that internal control over financial reporting was not entirely effective as of December 31, 2024, management believes that the audited consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS.

We further refer to Item 15 included in our annual report on Form 20-F, which has been filed with the SEC and is available on our website.

8.2	Authorized capital

By resolution of the extraordinary shareholders' meeting of April 23, 2014, which entered into force on June 30, 2014, our shareholders authorized the board of directors, for a period of five years from August 18, 2014, to increase the Company's share capital, in one or more transactions, up to a maximum amount of €2,714,634.83 (the so-called authorised capital).

More recently (and replacing the previous resolution), by resolution of our extraordinary shareholders’ meeting of November 5, 2020, which entered into force on November 9, 2020, our shareholders authorized our board of directors, for a period of five years from November 9, 2020, to increase our share capital, in one or more transactions (including through the issuance of warrants), up to a maximum amount of €4,067,700.72 (the so-called authorised capital).

On June 9, 2021, the board of directors of the Company decided to increase the share capital of Materialise, which capital increase was confirmed on June 14, 2021 and July 6, 2021, by €320,000.00 (excluding an issuance premium of €78,484,793.95) and €48,000.00 (excluding an issuance premium of €11,772,719.09), respectively, against the issuance of 4,000,000 and 600,000 new ordinary shares, respectively. As such, the Company’s share capital was increased from €4,096,520.81 to €4,464,520.81, represented by 58,770,607 shares.

On the 28th of December 2022, the board of directors of the Company decided to increase the share capital of Materialise, after which the share capital became €4,487,050.49 represented by 59.067.186 shares.

In the context of the abovementioned capital increases, the board of directors decided to exclude the preferential subscription right of existing shareholders. The board of directors believed that doing so would allow the Company to (i) promptly respond to an opportunity in the financial markets and thus to (ii) efficiently acquire additional financial means that would ensure the further growth of the Company. As such, the board of directors concluded that excluding the preferential subscription right of existing shareholders was in the interest of the Company.

8.3	Acquisition or disposal of own shares

Not applicable.

8.4	Conflicts of interest

In the 2024 financial year, a situation of conflict of interest was reported once, on which the following was included in the minutes of the meeting of 17 December 2024: "The Company has discussed with Mr. Volker Hammes to perform certain advisory services. Prior to the meeting, the Board of Directors had already been informed about this agreement. Before this agenda item is discussed with the directors, Mr. Hammes leaves the meeting. After the directors have been informed of the substantive assignment of the advice and the fee paid for it, it is unanimously decided that the execution by Mr. Hammes of this advice is in the interest of the Company, in view of Mr. Hammes' knowledge of the market, and that the conditions (in particular, the rates) for Mr Hammes' engagement are in line with generally accepted market conditions. The discussion of this situation of conflict of interest will be included in the annual report of the Board of Directors, as required by art. 7:96 of the Code of Companies and Associations." No mention has been made of other conflicts of interest as provided for by the Code of Companies and Associations.

[Signature Page Follows]

Done in Leuven on May 15, 2025

/s/ Wilfried Vancraen	/s/ Hilde Ingelaere
Wilfried Vancraen	Hilde Ingelaere

Director	Director